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Chris Yerbey
CEO at Scrap Connection BV dba Tradefox

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Chris Yerbey · 2nd

CEO at Scrap Connection BV dba Tradefox

Amsterdam Area, Netherlands · 500+ connections · Contact info

Tradefox (Scrap Connection BV)

The University of Alabama

Highlights

2 mutual connections

You and Chris both know Dylan Enright and Katie Holman O'Neill

About

I am excited to say that we are launching a new crowdfunding campaign August 26, 2019!

At Scrap Connection / Tradefox we connect scrap professionals to facilitate trade in a $250 Billion m ... see more

Invest in Tradefox / Scrap Connection Inc...

Articles & activity

11,943 followers

Upcoming Webinars - Scrap Connection

Chris Yerbey
Published on LinkedIn

We will be hosting 3 webinars in the next two weeks. Topics will cover details about our company and crowdfunding investing in general to our potential and current investors. ...see more

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Hi everyone, It's been a great year so far at Tradefox! We're getting so...

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Interested in how Tradefox is removing the risk of fraud from the...

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 **Chris Yerbey**
CEO at Scrap Connection BV dba Tradefox

Responsible for:
• Business strategy development and execution
• Site functional design and deployment
• Investor, media and strategic partner relations
• Coffee selection, inspection and preparation

CEO
D. Y. INDUS, Inc.
Apr 2004 – Dec 2011 · 7 yrs 9 mos
Atlanta, GA

• Co-founder of international trading company operating in the recyclable commodities sector
• Experienced in the trade of steel, aluminum, copper, and stainless steel scrap metal
• Led company from startup to growth stage with revenues topping $1.5 million
• Developed customer base of 53 importers in India, Pakistan, Taiwan, Korea, Vietn... See more


CEO
Trucking Jobs, Inc. - EveryTruckJob.com
Mar 2001 – Nov 2009 · 8 yrs 9 mos
Tuscaloosa, AL
• Co-founded first web based job search engine for the U.S. trucking industry with Paul Still and Steve Nippert
• Assembled a team of developers, sales and marketing people and investors to make the vision a reality... See more

CEO
Environmental Waste Consultants, Inc.
Oct 1997 – Dec 2007 · 10 yrs 3 mos
Tuscaloosa, AL

• Founded consulting company assisting factories and large retail businesses with waste expense reduction
• Responsible for developing and implementing recycling programs, optimizing waste handling methods, renegotiating millions of dollars in vendor service contracts... See more

President
Wetlands Waterpark
Apr 1994 – Aug 1995 · 1 yr 5 mos
Tuscaloosa, AL

• Completed feasibility study and business plan for a $1.2 million waterpark at age 25
• Coordinated with contractors and vendors to create a fully developed concept including blue prints & site plans
• Presented concept to Tuscaloosa city council, obtaining site zoning reclassificatio... See more

Education


The University of Alabama
Chemical Engineering and Chemistry
1992 – 1996


University of North Alabama
Chemistry, Biology, Math
1988 – 1991
Activities and Societies: Pi Kappa Alpha

Skills & Endorsements

Business Strategy · 99+

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 **Chris Yerbey**
CEO at Scrap Connection BV dba Tradefox

International Trade · 99+

 Endorsed by **Elton Xu and 3 others who are highly skilled at this**

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Recommendations

Received (1)   Given (6)

 **Rajesh Desor**
Scrap Metal Industry Trade
Professional

March 9, 2013, Rajesh worked
with Chris but at different
companies

Chris is a very honest, growth minded individual whose vision will
take him to far reaches. He has an uncanny ability to create
solutions for problems effortlessly. I would recommend Chris and
Scrap Connection to anyone in the recycling industry willing to
grow..

Accomplishments

3 **Languages**   ⌄
Dutch · English · German

Interests

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